CLARKESON RESEARCH, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

Revenue	
Commissions	$ 122,469
Other income	3
Total revenue	122,472
Expenses	
Employee Compensation and Benefits	97,000
Clearing Fees	12,247
Professional Fees	36,910
Communication and data processing	28,638
Occupancy	15,600
Regulatory expenses	4,304
Other operating expenses	5,849
Total expenses	200,548
Net (Loss)	**$ (78,076)**

The accompanying notes are an integral part of these financial statements.